Part II, Item 4(a):

BCI connects to other Trading Centers through its order router. The following Trading Centers other than LX are accessible through BCI: BOFA Instinct X, Cboe BYX, Cboe BZX, NYSE Chicago, Cboe EDGA, Cboe EDGX, IEX, IntelligentCross, JPM-X, Liquidnet H2O, NASDAQ, NASDAQ BX, NASDAQ PSX, NYSE, NYSE Arca, NYSE American, NYSE National, BIDS, Blockcross, ~~CS CrossFinder,~~ CODA Markets, Fidelity CrossStream, Instinet CBX, Virtu Posit, LeveL, MS Pool, UBS ATS, Virtu Matchit, Citadel Connect, Jane Street JX, ~~Two Sigma Securities,~~ Virtu VEQ Link, ASPEN, XTX, LTSE, MEMX, MIAX, BNP Cortex, GS Sigma X, OneChronos, ~~Jump Trading,~~ Hudson River Trading, Tower Research Capital. Those Trading Centers, or the Broker-Dealer Operators of those Trading Centers, may also route orders to LX. They do not do so on a preferential basis and there is no obligation on either the Trading Center or BCI to route orders. LX treats each of the foregoing Trading Centers in the same manner as other ATS Subscribers.

Part II, Item 5(a):

BCI offers its clients a wide range of electronic order handling and execution products on its electronic trading platform. Products and services relevant to the means of entry into the ATS (as further described in Part III, Item 5) are Barclays' algorithms and order router, direct connection to LX and the order entry gateway provided by QPS. Barclays also offers various informational tools that provide clients with online access to information about their orders and that allow clients to configure their electronic trading profile. Portfolio WebBench is a proprietary software suite that allows clients to monitor their trade flow in near real-time and to access detailed reporting of both routing and LX results. SPECS is an online client interface where clients may view, verify and request changes to their order handling settings with Barclays. BCI also offers all clients a variety of information and reports regarding their own orders. This information ~~includes~~ may include information as to execution venues, percentage of order flow executed in various venues, crossing rates in LX, percentage of order flow executed against various Subscriber Types (described in Part III, Item 13), and a client's algorithmic and router settings. Barclays publishes monthly aggregated and anonymized statistics related to LX on its website (as described in Part III, Item 26). BCI offers the products and services described above to its clients and, through its Affiliates, to clients of those Affiliates trading US listed securities. To access these products and services, clients must be on-boarded as clients of the Barclays Equities business. Use of these products and services is governed by relevant contractual agreements, which contain no specific terms and conditions for routing orders to LX. Additional information regarding the terms and conditions for use of LX is provided in Part III, Items 2 and 3.

Part II, Item 6(a):

Barclays does not have any personnel solely responsible for LX. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence of ~~orders~~ a Subscriber's contemporaneous interests in the same or additional live orders and trading interests currently in LX (as well as data or analytics related to such post-execution information) to be confidential trading information. The foregoing notwithstanding, Barclays does not consider post-execution information ~~typically of the type~~ to include information made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated and anonymized nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential trading information. Barclays also does not consider any post-execution information when used by its settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential trading information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. Below is a summary of the shared personnel that service both LX and BCI or a BCI Affiliate.

ELECTRONIC TRADING DEPARTMENT. The Electronic Trading Department is responsible for the management, development and maintenance of all of Barclays' electronic trading products, including LX, the order router and algorithms. The Electronic Trading Department is part of the Barclays Equities business, but is separate and apart from the Equities Trading Desks that manage the risk books of BCI. Within the Electronic Trading Department are the Service Desk, those members of the Statistical Modeling and Development ("SMAD") group dedicated to the development of Equities products, the Electronic Product Development team ("Product Development") and dedicated Electronic Sales and Origination personnel. Each of the groups within the Electronic Trading Department have different levels of visibility of confidential trading information based on their designated role.

SERVICE DESK: Service Desk personnel are responsible for addressing customer inquiries related to their electronic order flow (including orders in LX), setting and monitoring client market access limits, implementing Subscriber elections to opt-in or opt-out of ATS functionalities, monitoring the operation of LX and potentially engaging in an emergency shutdown of LX. The Service Desk also manages BCI's error account trading book. Service Desk personnel have access to all live order and execution details in LX. Service Desk personnel also have the ability to review post-trade order and execution information for transactions in LX. This visibility is necessary to confirm LX is operating in a manner consistent with the offering and to assist clients with any issues while trading.

SMAD AND PRODUCT DEVELOPMENT. SMAD is responsible for development, analytics and testing of Barclays' electronic products, including its algorithms and order router. Product Development is responsible for the development of new, and enhancements to existing, electronic trading products. Product Development is also responsible for compiling and analyzing statistics and metrics related to the ATS, including relating to Liquidity Profiling, described in Part III, Item 13. Both SMAD and Product Development have access on a post-execution basis to order and execution information in LX. The purpose of such access for SMAD is, among other things, for conducting execution quality analysis for clients as well as for monitoring for compliance with BCI's best execution obligations. Additionally, both SMAD and Product Development have access in order to analyze the potential for and implementation of product improvements.

ELECTRONIC SALES AND ORIGINATION: Electronic Sales and Origination personnel assist with sales coverage of clients and analysis related to client requests from both Subscribers to LX and other electronic clients of BCI. Electronic Sales and Origination personnel who cover clients that trade through a direct connection to LX have the ability to generate and provide LX direct Subscribers with post-trade reports of their activity in LX and the ability to review client activity on a post execution basis. Similarly, where a client places an order using Barclays' algorithms or order router (or asks Electronic Sales and Origination personnel to do so on their behalf), Electronic Sales and Origination personnel have the ability to monitor the orders and the resulting executions, including executions taking place in LX.

ELECTRONIC TRADING SENIOR MANAGEMENT. Senior management within the Electronic Trading Department are responsible

for the operations of LX as well as the operations of the Electronic Trading Department as a whole. Electronic Trading Senior Management may have access to all of the information available to any member of the Electronic Trading Department. All members of the Barclays' Electronic Trading Department may also assist with the operation of LX by providing ideas for the design of LX.

CHIEF CONTROLS OFFICE ~~PRODUCT AND PLATFORM TEAM. The Product and Platform team, within t~~Certain personnel within the Chief Control Office~~, is a first line group~~ are responsible for assisting the Electronic Trading Department with the development and implementation of governance and control processes related to LX. These personnel within the~~ Product and Platform team, within the~~ Chief Control Office~~,~~ have access on a post-execution basis to order and execution information in LX. This visibility is necessary to confirm LX is operating in a manner consistent with the offering and to assist with the development and enforcement of governance controls.

EQUITIES QPS PERSONNEL. Barclays QPS business unit is a part of Barclays' broader prime brokerage offering. QPS offers electronic execution services (including use of Barclays' algorithms and order router) to Barclays' prime brokerage clients. Members of the QPS group can view the orders and executions of QPS covered Subscribers executing via the SubM product suite, whether they are targeting LX directly or entering orders through Barclays' algorithms or order router. Additionally, certain members of QPS responsible for conducting cost analysis have visibility of all order and execution information related to trading in LX for all Subscribers that utilize Barclays' algorithms or order router.

EQUITIES SALES AND TRADING. Barclays' Equities Sales and Trading personnel outside the Electronic Trading Department have limited ability to view Subscriber confidential trading information.

EQUITIES SALES. Barclays Equities Sales who place and execute a client's order using Barclays' algorithms and order router (which may then place orders in LX as well as other venues) have the ability to monitor the orders and resulting executions. Equities Sales personnel do not otherwise have the ability to (1) view client electronic trading flow, unless a client specifically requests such coverage, or if a client otherwise authorizes visibility, or (2) view the trading flow of clients who route orders to LX through a direct connection.

EQUITIES TRADING. Barclays' Equities Trading Desks have the ability to execute a client's order using Barclays' algorithms and order router. When a trading desk places a client's order in Barclays' algorithms and order router, that desk as well as the client's sales coverage have the ability to monitor that individual order and resulting executions, including any executions in LX. Barclays' Equities Trading Desks managing the risk books of the firm do not otherwise have the ability to (1) view clients' electronic trading flow, unless a client authorizes visibility, e.g., through the use of a trading product or upon client consent; or (2) view the trading flow of clients who route orders to LX through a direct connection.

BARCLAYS SENIOR MANAGEMENT. On a post-execution basis, senior management of Barclays, BCI and the Equities business are able to view client electronic trading revenue, aggregate execution information and, where necessary, trade details. Additionally, certain senior management personnel may view order information in accordance with Barclays' internal controls and approval process.

TECHNOLOGY. Various technology-related groups within Barclays (including development teams within Barclays' "Build the Bank" or "BTB" group and application support teams within Barclays' "Run the Bank" or "RTB" group) are responsible for the technological implementation, operation and stability of all of Barclays' systems, including the systems of BCI. A dedicated subset of these groups serve as developers or network engineers for LX and are responsible for reviewing and testing LX's coding and network

infrastructure to ensure stability and functionality. These dedicated groups have access to LX's real-time production environment. Accordingly, a small number of technology-oriented personnel have the ability to access Subscriber order and execution information.

BEST EXECUTION WORKING GROUP. BCI's Best Execution Working Group meets periodically to review execution and routing metrics of BCI and assess its compliance with its general duty of "best execution". BCI's Best Execution Working Group is comprised of senior members of the Electronic Trading Department, Equities Senior Management, Equities Sales Supervisors, Market Operational Rigour, Electronic Trading Compliance and Equities Legal. The Best Execution Working Group evaluates execution metrics across all Trading Centers to which Barclays routes orders, including LX. As a part of their review, members of the Best Execution Working Group will receive aggregate statistics related to execution and historic order details related to the routing of orders to LX, including volume statistics of transactions in LX over a trailing 12-month period. Members of the Best Execution Working Group do not receive information about live orders or specific client executions.

ATS GOVERNANCE FORUM. The ATS Governance Forum reviews the operation of LX, the effectiveness of LX's risk and control framework and the adequacy of client disclosures related to LX. The ATS Governance Forum also reviews LX's Liquidity Profiling framework and considers the appropriateness of any Overrides (each, as described in Part III, Item 13). The ATS Governance Forum is comprised of representatives from the Service Desk, Electronic Sales and Origination, Client On-boarding, Electronic Product Development, Market Operational Rigour, Technology, Electronic Trading Compliance and Equities Legal. The ATS Governance Forum receives information on the Liquidity Profiling categories of specific Subscribers and may receive post trade execution information. The ATS Governance Forum uses this information in furtherance of its governance control and oversight purpose.

CONTROL FUNCTIONS. Personnel within Compliance, Audit, Risk, and Legal departments can service both the operations of LX and other business units of BCI or its Affiliates. Personnel within these groups are employed by Barclays Services Corporation or a foreign affiliate, not the Broker-dealer Operator. Personnel within these groups have the ability to view order information on a post-execution basis for surveillance, rule compliance and monitoring purposes. They also may request real-time order, execution and revenue information on an as needed basis.

OTHER GROUPS. Client Onboarding, Middle Office and Operations may also have access to Subscriber information. Client On-boarding is privy to information regarding Barclays' on-boarded Equities customers, which customers have access to Barclays' algorithms and order router and which customers have a direct connection to LX. While not considered confidential trading information, Middle Office and Operations personnel, including third-party service providers as further described in Part III, Item 22, have access to execution settlement information, including information relating to executions that took place in LX.

The personnel mentioned above are not permitted to use the information they have access to for unauthorized purposes.

Part II, Item 7(a):

GENERAL BACKGROUND AND SCOPE OF SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. The LX matching engine and associated gateways on the Ocean technology platform are on separate hardware from other systems hosted and/or operated by Ocean and gateways for LX hosted on Barclays' technology platform run on standalone hardware (i.e., server) that is not shared with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform) or other trading system (such as order management and trade capture systems). The hardware for LX on the Barclays technology platform is housed in the same data center as other Barclays systems; Ocean's technology platform is housed in a different data center from Barclays' systems. All orders bound for LX, whether through the Barclays smart order router, the router component of Barclays' algorithms, or direct connection to LX, pass through the LX gateways hosted on Barclays' technology platform as the access point to LX; Barclays then sends orders in those symbols to OCEAN. Barclays maintains physical restrictions, policies and procedures designed to safeguard the confidential trading information of Subscribers. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence of a Subscriber's contemporaneous interests in the same or additional live orders and trading interests in LX (as well as data or analytics related to such post-execution information) to be confidential trading information. The foregoing notwithstanding, Barclays does not consider post-execution information to include information made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated and anonymized nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential trading information. Barclays also does not consider any post-execution information when used by its settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential trading information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. BARCLAYS PERSONNEL WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays does not have any personnel solely responsible for LX. The shared personnel described in response to Part II, Item 6(a) are the only Barclays personnel who have access to Subscriber confidential trading information. Barclays prohibits those personnel from sharing any Subscriber confidential trading information with persons not authorized to receive such information by policy. Violations of such policies are punishable under Barclays Compliance breach process and/or by dismissal from the firm. Barclays does not provide Subscriber confidential trading information to Barclays' business units or to Barclays' clients in furtherance of Barclays' principal trading activities. OCEAN PERSONNEL WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Certain Ocean and Nasdaq employees have access to Subscriber confidential trading information. Such employees include Ocean and Nasdaq staff from Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management. OCEAN's policies and procedures (i) restrict which employees have access to Subscriber Confidential Trading Information, and (ii) implement information barriers that prohibit employees with Subscriber Confidential Trading Information from sharing such information in an unauthorized fashion, as well as (iii) impose personal trading limitations. The confidential trading information consists of information regarding individual orders and executions, names of Subscribers, and volume of orders in LX. Ocean's policies and procedures employ a three-pronged approach to permission access to LX. First, an employee must complete compliance training specific to the Ocean business unit. Second, an Ocean employee must request, and Ocean Compliance must approve, access to each specific system based on the employee's designated role and responsibilities. Third, once approved, the Ocean employee must complete Ocean's annual Compliance training. Ocean employees that have access to confidential trading information are subject to Ocean's "Information Barriers and Conflict Management Policies and Procedures. " Pursuant to these procedures, Ocean employees are prohibited from sharing Subscriber Confidential Trading Information with other employees (including at Nasdaq) who are not expressly authorized to receive such information. All Ocean employees are subject to Nasdaq's Global Trading Policy ("GTP"), which outlines all requirements and restrictions related to personal trading activity including holding periods, annual attestations, IPO restrictions and a prohibited list. Ocean employees are required to disclose personal investment and brokerage accounts, positions, and transactions. Nasdaq's Global Ethics Team monitors personal trade activities against the GTP. Ocean also conducts electronic communications reviews to identify policy violations including non-compliance with the above referenced policies and procedures. In addition to the foregoing, Ocean maintains written policies and procedures concerning unauthorized disclosures, which include escalation procedures for such incidents. Ocean is also obligated to notify BCI of any actual or suspected unauthorized access to confidential information, which includes Subscriber confidential trading information, in a timely manner. BCI has the right to audit Ocean's operation of LX, including Ocean's access to and use of Subscriber confidential trading information either through audits conducted by BCI's own audit team or by third-party auditors. Such audits may be conducted onsite or offsite. OTHER THIRD PARTY VENDOR ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays may, as needed for diagnostic and analytical purposes, provide Subscriber confidential trading information to third party vendors who provide services to LX and are subject to contractual non-disclosure obligations. An example of this is a vendor who has developed software designed to report on latency within LX. SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. LX provides information to Barclays' order router and the order router component of Barclays' algorithms on a real time basis about Firm Orders (as described in Part III, Item 9(a)) posted to the LX order book. The order router and the order router component of Barclays' algorithms use the Firm Order information from LX solely to decide whether to route an order to LX. The information provided to the order router and the order router component of Barclays' algorithms contains aggregated buy and sell interest per symbol pegged to the current National Best Bid Offer ("NBBO"). LX does not provide any information to Barclays' order router or the order router component of Barclays' algorithms about Conditional Orders (as described in Part III, Item 9(a)). Barclays order router and Barclays' algorithms do, however, receive enhanced information about Conditional Invitations. In addition to the price, side and symbol of a potential match, which information is included in a Conditional Invitation message (as described in Part III, Item 9 above), the order router and Barclays' algorithms are informed of the size of the match (which is the smaller of the Conditional Order size and the potential contra side order size). LX does not provide client-specific information to the order router or the order router component of Barclays' algorithms. The order router and the order router component of Barclays' algorithms do not share any information they receive from LX with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform), trading system (such as order management and trade capture systems), desk or any third-party (other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with LX or the router or the order router component of Barclays' algorithms). In addition, because Subscribers can direct Firm Orders or Conditional Orders s to the ATS through the order router and because the order router and/or the router component of Barclays' algorithms may decide to route Firm Orders or Conditional Orders to LX, the order router and/or the router component of Barclays' algorithms have information about these Firm Orders or Conditional Orders that are bound for LX. With respect to both Firm Orders and Conditional Orders routed to LX through or by the order router or the order component of Barclays algorithms, the order router and/or the router component of Barclays' algorithms, as the case may be, will have information relating to the identity of the Subscriber submitting the order, as well as the price, side, symbol, order type, whether the order is Conditional Eligible, and the order attributes and parameters described in Part III, Item 7. In addition, with respect to Conditional Orders and Firm-up Orders (as described in Part III, Item 9) routed to LX through or by the order router or the order component of Barclays algorithms, the order router and/or the router component of Barclays' algorithms, as the case may be, will have information relating to the additional features of those order types described in Part III, Item 9. The order router and the order router component of Barclays' algorithms do not generate indications of interest based on information from LX. Subscribers can opt out of having their Posted Order information included in the aggregated information provided to the order router and the order router component of Barclays' algorithms by contacting their Equities sales coverage, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Additionally, the order and execution management systems (including Barclays' algorithms and order router) used by Barclays' Electronic Trading Department and Equities Sales and Trading personnel described in response to Part II, Item 6(a) can transmit Subscribers' confidential trading information to the extent orders handled by any such person are routed to the ATS. These systems communicate information to Sales and Trading personnel that identifies the Trading Centers to which their clients' orders were routed and/or executed, including LX. All Subscriber orders entering LX pass through the FIX interface. Barclays maintains multiple databases containing historical trading information, including information relating to transactions executed in LX. The Electronic Trading Department and Equities Sales may use this information to run queries and generate reports as described above. Legal, Compliance or other control functions may use this information to investigate historic trading activity or to respond to regulatory requests. Barclays employs various tools for real-time monitoring of LX. The Service Desk and RTB use these applications to research Subscriber's orders and executions and monitor the health of LX. SAFEGUARDING AND OVERSEEING SUBSCRIBER TRADING INFORMATION. Barclays restricts access to systems containing Subscriber confidential trading information by policies and procedures. These policies and procedures apply across all entities in the Barclays group. Access to LX, other relevant Barclays' systems and Subscriber trading information requires permissioned log-ons and/or physical access. Permissions are handled through Barclays' Request system or by way of separate supervisory and Compliance and/or Legal approval. Permissions logged in the Request system require supervisory and Compliance approval. In reviewing such access requests, a Supervisor considers factors including the person's current role and whether the person performs a function related to LX. A person's request will be denied if it is deemed unnecessary or inappropriate. Supervisors review all permissions logged in the Request system annually as part of Barclays' One Cert review process. Because of this certification process, permissions will be cut off if access is no longer required or appropriate. Additionally, Barclays automatically removes systems access as part of its Joiner/Mover/Leaver processes should a relevant person leave Barclays or change roles within the firm to a job function for which such access is unnecessary or inappropriate. SEPARATION. Barclays has information barriers to separate personnel and systems with access to Subscriber confidential trading information from those not permitted to access such information. Barclays also relies on information barriers to separate personnel and systems with access to different types of Subscriber confidential trading information. The Electronic Trading Department is situated in a different area on the Equities Trading floor from Equities Sales and Trading. The BTB and RTB Technology teams that service LX are ~~on a different floor from the Barclays Equities Division~~situated in a different area on the Equities Trading Floor from Equities Sales and Trading. QPS is on a different floor from the Electronic Trading Department and the BTB and RTB Technology teams that service LX. FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS. Barclays subjects all personnel to firm-wide policies restricting the use and disclosure of confidential information, including confidential information relating to information of Subscribers to LX. Additionally, Barclays' policies and procedures prohibit trading on material non-public information. Employees with access to Subscriber confidential trading information (as identified in Part II, Item 6) are provided additional training regarding the sensitivity of such information and limitations on permitted use. PERSONAL TRADING RESTRICTIONS. All Barclays' personnel are subject to firm-wide policies that control the trading of a person's account. Personnel are required to disclose all personal trading accounts, managed accounts and private investments held by themselves and their Connected Persons (e.g., spouse, domestic partner, children, etc.). The policy also requires personnel and their Connected Persons to disclose and receive prior approval for personal investments to prevent conflicts of interest and/or the misuse of material non-public information and non-public information. Additionally, Barclays' policy empowers it to suspend, restrict or rescind the ability of any Barclays personnel to conduct personal investment activity for failure to comply with the policy. The policy also requires specific holding periods for certain types of securities held by personnel. A failure to comply with such policies may result in discipline, including but not limited to a Compliance breach. Barclays monitors compliance with such policy using reports that incorporate trading information received in connection with the approved accounts of Barclays personnel.

Part III, Item 6(a):

LX offers cross connection services to all Subscribers, except for the Broker-Dealer Operator and its Affiliates (as noted in Part II, Items 1 and 2), that wish to connect directly to LX. Cross connection to LX is available to connect directly to the LX gateway housed in the Equinix NY5 data center in ~~Secaucas~~Secaucus, NJ. All orders bound for LX via direct connection to LX will first pass through the LX gateways hosted on Barclays' technology platform as the access point to LX and Barclays will then send the order to the LX matching engine hosted by Ocean in the Equinix NY4 data center in Secaucus, NJ. Direct connectivity to LX via cross connections is available by request made to Equinix. Barclays supports Gigabit (copper/multi-mode fiber/single-mode fiber) and 10Gig (single-mode fiber) connections. Barclays does not charge any fees for a direct connection. Connectivity to LX requires the client to lease private connectivity, either by establishing a cross connection or leveraging a private connectivity network (e.g., a leased fiber optics line or a network like SFTI). Subscriber cross-connects terminate on Barclays owned and managed network switches. All of the equipment in the cabinets hosting LX infrastructure on the Barclays technology platform is solely owned and managed by Barclays. Subscriber hardware is kept separate from Barclays' equipment. Barclays does not share its cabinets with any clients or third parties. Subscriber access to the LX gateways is controlled via network routing rules and a standard FIX SenderCompID/TargetCompID log-on process. Subscribers must successfully log on before submitting orders.

Part III, Item 6(b): Changed from YES to NO

As noted in Part II, Items 1 and 2, neither the Broker-Dealer Operator nor subscribers who are Affiliates of the Broker-Dealer Operator are permitted to utilize a cross-connection to route orders to LX.

Part III, Item 21(a):

Ocean will submit reports of trade executions on LX under the LATS MPID (in compliance with the FINRA Rule 6160) to a Trade Reporting Facility ("TRF"). All transactions executed in LX for all Subscribers will be reported to the NASDAQ TRF. Barclays also maintains an audit trail of orders and executions involving LX and submits Consolidated Audit Trail ("CAT") reports to FINRA as required by FINRA's CAT Rules. Barclays will not submit CAT reports for Conditional Order Negotiations in compliance with FINRA's

CAT Frequently Asked Questions - B3. For purposes of Rule 605 of Regulation NMS, Barclays compiles a monthly report regarding execution quality and publishes the report in accordance with the rule. ~~Barclays does not report principal-to-principal transactions between trading desks within the same Barclays entity as trade executions.~~

Part III, Item 23(a):

LX uses an NBBO constructed by Ocean. The NASDAQ Ocean platform uses a combination of full network redundant market data feeds and market data disseminated by the Securities Information Processors ("SIP") to construct the NBBO. Specifically, Ocean uses direct market data feeds for all exchanges other than LTSE and FINRA ADF. Separately, Ocean uses full network redundant SIP feeds as a secondary source of the NBBO. The constructed NBBO is used to price, prioritize, and execute orders. LX will arbitrate between the two feeds, direct or SIP, based on the detection of any market data latency. If there is an issue with the ~~constructed NBBO, transactions in LX will be priced solely using the NBBO disseminated by the SIPs~~ direct feed from a particular market, the constructed NBBO will use the SIP data as it relates to that particular market while continuing to rely on direct market data feeds and the SIP, as applicable, for all other markets. Accordingly, all executions in LX are programmed to match at or within the constructed NBBO or the SIP NBBO.